October 23, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Ms. Mara L. Ransom, Assistant Director

Ms. Jennifer Thompson, Accounting Branch Chief

Mr. Dean Brazier, Staff Attorney

Mr. Jarrett Torno, Staff Accountant

Re:                             Alibaba Group Holding Limited

Registration Statement on Form F-4, as amended (File No. 333-206575)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Alibaba Group Holding Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-4 (the “F-4 Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4:00 P.M., Eastern Daylight Time on October 27, 2015, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Simpson Thacher & Bartlett LLP.

Pursuant to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 25, 2015, the Company hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

Alibaba Group Holding Limited

By:	/s/ Timothy A. Steinert
Timothy A. Steinert
General Counsel and Secretary